Exhibit 99.24

British Columbia Securities Commission (Principal Regulator)	March 30, 2020

Alberta Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

The Manitoba Securities Commission

Ontario Securities Commission

Autorité des Marchés Financiers

Financial and Consumer Services Commission, New Brunswick

Nova Scotia Securities Commission

Office of the Superintendent of Securities, Government of Newfoundland and Labrador

Office of the Superintendent of Securities, Prince Edward Island

Registrar of Securities, Government of Yukon

Superintendent of Securities, Government of the Northwest Territories

Office of the Superintendent of Securities, Government of Nunavut

Orla Mining Ltd. Change of Auditor Notice dated March 30, 2020

A member firm of Ernst & Young Global Limited